Shark Wheel is pending **StartEngine Approval.**

PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $100K goal

Shark Wheel

The Reinvention of the Wheel

Small OPO · Lake Forest, CA
Business to Business
Accepting International Investment

We Reinvented the Wheel. Literally.

Invest in Shark Wheel

Why reinvent the wheel? For 5,000 years the wheel has been the go-to design for most types of transportation. In fact, no one considered there could be a better design. The wheel was always considered the final design with no room for improvement.

Chat



SHARK WHEEL
WE REINVENTED THE WHEEL. LITERALLY
TRADITIONAL WHEEL
A traditional wheel shape will "knife" into a soft surface, digging deeper and deeper with each rotation until the forward motion stops.
SHARK WHEEL
The alternating pattern of the shark wheel "bites" into a soft surface.
This keeps the wheel from digging in and allows it to travel effortlessly across the top of the surface on a much larger, and more efficient contact patch.
CONTACT PATCH
(HIGH FRICTION SURFACE)
CONTACT PATCH
(LOW FRICTION SURFACE)
SHARK WHEEL



Regular Wheel
Shark Wheel

Enter Shark Wheel inventor, David Patrick, who refused to accept the status quo. Not only did David create a shape that was drastically different, but he envisioned the shape possessing inherent advantages built into it. His search to improving the wheel was an uphill battle against industries that were not used to change. He needed to prove his idea was revolutionary.

I met David through my tennis coach who thought I could help him build a business around his invention. As a former professional tennis player on the ATP Tour for 10 years, I was no stranger to hard work, long hours, and relentles determination. I immediately saw the vast opportun joining forces with David to help bring the sine wave wheel to life. I imagined a skateboard company introducing a new wheel where the skater is safer going over debris and other rough terrain. I imagined a farmer whose tractor creates unwanted trenches in the field and being able to help that farmer save money and not dig a trench with our wheels. I imagined a wheelchair user having the freedom to go more places without rough terrain standing in their way.

Shark Wheel is a company located in Lake Forest, California dedicated to making the most unique, innovative and technologically advanced wheels in the marketplace. The Shark Wheel is flat on six sides and displays many scientifically proven advantages compared to the t wheel. Having won multiple international competiti skateboarding industry, the Shark Wheel has proven to be a high-performance product.

The patent pending Shark Wheel is a perfect fit for transportation use including wheelchairs, strollers, wagons, farming equipment, military applications, ATV vehicles, shopping carts, tricycles, hand trucks, printers, toys, iv poles, casters, roller skates, luggage, forklifts, office chairs, wagons, vacuums, hospital beds, ambulance cots, other medical equipment and much more. Please see our **Shark Wheel Industrial Products** section below to learn more.

I am a passionate entrepreneur whose mission is to enhance mobility and make lives better. I invite you to join mission, become a part of the company, and join th revolution that is Shark Wheel. Help us reinvent the wheel and together we will change the future of transportation.

-Zack Fleishman, COO

The Opportunity

Investment

$1 / share

When you invest you are betting the company's future value will exceed $15.1M.

Perks

$250+ 25% off anything on SharkWheel.com up to $1,000 in purchases

$1,000+ 50% off anything on SharkWheel.com up to $1,000 in purchases

$1,500+ Free set of skateboard or longboard wheels on SharkWheel.com

$2,500+ Free skateboard or longboard on SharkWheel.com

$7,500+ Free custom skateboard or longboard with inventor's signature

$10,000+ If you invest $10,000, you will receive all of the above including a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Location in Lake Forest California. Lodging and transportation not included.

Chat

Our mission is to enhance mobility by providing a safer wheel with more versatility.

Shark Wheel Company Structure

Chat

Company Structure

Shark Wheel LLC is the parent company that holds patents. There are currently four subsidiaries that operate underneath. **All investors will take ownership in the parent company and be a part of every wheel market Shark Wheel ever enters into.**

Other entities will most likely be created in the future. Shark Wheel is working diligently on a wheelchair wheel that will increase performance for the powered and manual wheelchair markets. Shark Wheel is planning a big launch in 2017.

Creating subsidiaries gives Shark Wheel the option to sell a portion of its company as it grows. This is one strategy that Shark Wheel is considering moving forward.

Four Current Entities

Shark Wheel Industrial Products
All industrial applications including pallet jacks, forklifts, hospital beds, ambulance cots, etc.

Shark Wheel Skate LLC
All skateboard and roller skate wheels and bearings.

Shiver LLC
All skateboard components including decks, trucks, etc.

Shark Wheel Sports LLC (DBA Fathom)
Mass market and specialty store division. Sells ska

Chat

scooters, roller skates, etc.


SHARKWHEEL INDUSTRIAL PRODUCTS
INCLUDES LICENSING AND MANUFACTURING OPPORTUNITIES
• Luggage, Pallet Jacks, Forklifts, Ambulance Stretchers, Hospital Beds, Casters, Central Pivot Irrigation, Lawn/Garden Equipment, Wheelchairs, etc.
• Shark Wheel determines on a case-by-case basis if it is more advantageous to license its technology or manufacture in each industry
SWIP
SHARK WHEEL SKATE LLC
CONTROLS ALL SHARK WHEEL SKATEBOAD SALES
SWS
• All revenue generated from May 2014-Present is Shark Wheel Skate LLC sales
• Distribution in over 20 countries
• Over 30% growth from 2015-2016 sales. New SKUS for 2017
• 60mm wheels with 2 unique formulas
• 70mm wheels with 2 unique formulas
SHARK WHEEL
PARENT COMPANY
HOLDS ALL PATENTS
• Manufactures and sells skateboards, longboards, decks, trucks, bearings, hardware, and wheels. Created to sell everything that is not Shark Wheels for the skateboarding market
• The public views Shark Wheel and Shiver as separate companies that collaborate on occasion
• Online sales, wholesale sales, social media presence
• Shiver branded and Shiver developed high-performance trucks and high-performance, precision engineered bearing
SHIVER
PREMIUM SKATEBOARD BRAND
SHIVER LLC
• Manufactures and sells plastic skateboards, wooden skateboards and wooden longboards at a lower price point. All sourced from China
• Fathom is currently obtaining purchase orders fr Sporting Goods, Walmart, Toys R Us
FATHOM
• Fathom was created to enter the mass market at a lower price point without damaging the Shark Wheel brand. Wheels will have the same shape, but will say Shark Wheel Jr. on the side of the wheels to denote a lower-priced product specifically for kids
MASS MARKET/SPECIALTY STORE ARM
FATHOM

Shark Wheel in the Media



Shark Tank Season 6 Finale (1st Pitch)



Discovery Channel - Daily Planet Episode



FedEx Online Commercial
(Shark Wheel Centric)



FedEx Online Commercial
(FedEx Centric)



FedEx Online Comme
(Newest Video)

More Shark Wheel Videos



Shark Wheel Inventor Discusses Origin of the Shark Wheel


-ANDREA CASTILLO

Shark Wheel Freeride (Visionary Theory Edit)



Shark Wheel Montage (In-House Edit)



Shark Wheels in Snow (Rider-Submitted Video)

Ten Current Industrial Products

Below is a list of industries, with company names omitted for disclosure purposes, that Shark Wheel is actively developing wheels for. To obtain more detailed information, it is necessary to sign an NDA directly with Shark Wheel. Shark Wheel is working with the #1 company in various industries, including a Fortune 500 company.

All Shark Wheel subsidiaries are included in this investment. Shark Wheel Industrial Products LLC will be the largest arm of the company.

1. Luggage

Signed licensing deal. Smart luggage launch Q4 2017 under the Sky Valet brand. Followed by Samsonite golf luggage, Harley Davidson luggage, kids backpacks, laptop cases, other bags. Shark Wheel's luggage partner is Athalon, who owns the license to the above brands.

Click below to view a video.


THE PRODUCT
SkyValet
Bluetooth
ANDROID APP ON
Google play
Available on the
App Store

***Sky Valet* Features:**

-Shark Wheels for swiveling, rough terrain and light weight
-Charge your phone with USB ports
-Double zipper for enhanced security
-GPS tracking - no more lost bags
-Magnetic openings for quick openings
-Built-in scale to prevent overage fees
-Controlled by an app on your cell phone

2. Central Pivot Irrigation (Farming)

Developing wheel with one of the industry leaders. Over 4ft. tall prototype that was tested in the corn fields of Nebraska. Retail prices are $1,000 per wheel. Early *estimated* annual revenue $10+ million per year. This is a very rough assumption based on current data of selling over 16,000 wheels annually comparable to the leading technologies in the market. Shark Wheels were built for this industry to solve the issue of digging trenches. In testing to date, Shark Wheels pushed the soil to center, instead of digging a hole like a circular wheel. Agriculture is among the largest industries in the world. Shark Wheel anticipates this market being the highest grossing market it will ever enter. **Click below to view video of the Shark Wheel worki fields in the midwest.**



3. Ambulance Cots

Developing wheel with one of the industry leaders. Licensing deal. Prototype version 1.0 complete, currently going through testing.



4. Pallet Jack

Developing wheel with one of the industry leaders. Prototypes completed. Currently being tested. After luggage in Q4 2017, pallet jack wheels are expected to be market entry point for Shark Wheel. Early *estima* $3.0M+ gross revenue per year for 6'' wheel. 125,000 wheels annually is the current number our partner in the industry has discussed with us for 6'' wheels only. 125,000 wheels gives Shark Wheel approximately $3M in gross revenue annually. $5M gross revenue per year for 4'' wheel. $5M gross revenue per year for drive wheel. These are *rough* assumptions based on current data and the current plan in place to manufacture in this industry (as opposed to licensing).

Chat



Chat

5. Manual Wheelchairs

Developing wheel in-house for a 2017 product launch. Front caster. Prototype version 1.0 completed. Working on version 2.0. Shark Wheel will conform to most standard attachments within the industry. Another innovation regarding the bearing is currently in development and is not ready for public disclosure. Kickstarter campaign will launch in 2017.



6. Hospital Beds

Developing wheel with one of the industry leaders. Licensing deal.



Chat

7. Zero Turn Mower (Lawn and Garden)

Developing wheel with one of the industry leaders. Only manufacturer we are working with. Makes the majority of the wheels in this industry. Licensing deal. Signed term sheet at 8% royalty. Early estimates are tens of thousands of wheels annually, which is information provided from our partner immersed in the market.



8. Casters

Developing wheel with one of the industry leaders. Massive market, countless types of industrial equipment. Various sizes and iterations. Licensing deal.


7, 39
65, 33
61, 27

9. Powered Wheelchairs

Developing wheel with one of the industry leaders. Licensing deal at 8%. Early *estimates* from our partner in this industry at 225,000 wheels in year one.



10. Forklift

Developing wheel with one of the industry leade stages.



Shark Wheel has been fortunate enough to be overwhelmed with opportunity. After airing on Shark Tank and the Channel, the company has been inundated with requests from industry leaders to develop a Shark Wheel for their industry. They are not only interested in differentiation, they are eager to have a better performing product that will increase their market share. **Shark Wheel seeks investment funds to expedite the above markets and to begin work on other markets that are waiting in line.**

Design & Advantages

Skinny Footprint / Wide Profile

The Shark Wheel has the benefits of a thin wheel and a wide wheel in one shape. The infographic seen here shows how the Shark Wheel has the skinny footprint of the thin wheel combined with the wide profile of the large wheel.

Thin circular wheels:
Low friction, fast, maneuverable, easy to swivel.

Wide circular wheels:
Off-road ability, load-capacity, lateral grip, longevity.

Shark Wheels:
Low friction, fast, maneuverable, easy to swivel.
Off-road ability, load-capacity, lateral grip, longevity.


Sand
Gravel
Hard and soft surface
ADVANTAGES
Wet terrains
Rough terrains
Turns
+
=

Industrial Wheel Advantage

Heat - Failure Points
Wheels typically fail in industrial sectors due to heat. Whether its friction, load, or an embedded nail, the failure points become heat-related. Shark Wheels have built-in heat vents that allow heat to escape. A traditional wheel attempts to steamroll over objects - this allows for small objects to become embedded into the wheel and for additional friction and therefore heat to build up leading to failure. Shark Wheel's natural design allows for heat to escape, thereby increasing the life of the wheel.



Military Advantages

Aquatic Ability
Amphibious vehicles do not receive propulsion from their wheels. Shark Wheels aim to change that. Traditional wheels simply spin in water and do not provide any forward thrust. Shark Wheel's natural design digs into the water left and right, much like a freestyle swimmer. The alternating movements of the wheel would create the first amphibious vehicle capable of wheel propulsion. This is just one example of many for a Shark Wheel military application. This is a future application Shark Wheel would like to build with the aid of grant funding for the Department of Defense, DARPA, or another government agency.


Water Based Uses -
Propulsion and Flotation
Hollow Core
Shark Wheel
Inflatable
Underbelly

Skateboarding


SHARK WHEEL

Shark Wheel Product Line




INNOVATE

Shark Wheel Team Riders



Shark Wheel Skateboard Divisions

1. Shark Wheel Skate

- Shark Wheel Skate LLC controls all Shark Whe skateboard sales
- All revenue generated from May 2014-Present is Shark Wheel Skate LLC sales
- Over 30% growth from 2015-2016 sales. New SKUS for 2017
- Distribution in over 20 countries
- 60mm wheels with 2 unique formulas
- 70mm wheels with 3 unique formulas


CALIFORNIA ROLL
60MM 78A
• ALL-AROUND PERFORMANCE
• GREAT SPEED AND GREAT GRIP
• GREAT OVER ROUGH TERRAIN
• ALL LEVELS AND STYLES OF RIDING
• 60MM, 78A
ORANGE
GREEN
BLUE
RED
BLACK
WHITE
TRANSPARENT GREEN
TRANSPARENT BLUE
GHOST FORMULA
60MM (OR 70MM) 78A
• EXTRA GRIP
• SLIGHTLY SLOWER THAN OTHER FORMULAS
• EXTRA SMOOTH, COMFORTABLE RIDE
• CRUISING, ALSO SCRUBS SPEED FOR DOWNHILL OR FAST FREERIDE
• 60MM (OR 70MM), 78A
CLEAR BLUE HUB
CLEAR BLACK HUB
CLEAR RED HUB
MAKO FORMULA
70MM 80A
• LIGHTNING FAST, LESS GRIP
• EASILY BREAKS INTO A SLIDE
• GREAT OVER ROUGH TERRAIN
• FAST CRUISING AND EASY SLIDING
• 70MM, 80A
CLEAR BLUE HUB
BLACK
SIDEWINDER
70MM 78A
• ALL-AROUND PERFORMANCE
• SUPERIOR OVER ALL TERRAIN
• PERFECT FOR ALL LEVELS OF RIDERS
• LESS FRICTION, VERY FAST
• ALL TERRAIN CRUISING AND FREERIDING
• 70MM, 78A
TRANSPARENT PURPLE
BLACK SMOKE
TRANSPARENT GREEN
TRANSPARENT BLUE
TRANSPARENT RED
TRANSPARENT AMBER
YELLOW
RED
ORANGE
GREEN
TURQUOISE
BLUE



Watch a pro longboarder reach speeds between 40mph-50mph down a mountain pass in California.

- 54mm wheels - launched Q2 2017
- 75mm wheels - downhill race wheels in development for 2018
- Electric longboard wheels in development for 2018

2. Shiver

- Premium skateboard brand for Shark Wheel LLC
- Manufactures and sells skateboards, longboards, decks, trucks, bearings, hardware, and wheels. Created to sell everything that is not Shark Wheels for the skateboarding market
- Over 20 different style boards and graphics currently on order
- Custom-made truck with reversible hangar currently on order
- Two styles of bearings in production
- 100% carbon fiber deck in development
- Online sales, wholesale sales, social media presence

3. Fathom

- Mass market/specialty store arm for Shark Wheel
- Manufactures and sells plastic skateboards, wooden skateboards and wooden longboards at a lower price point. All parts are sourced from China
- Fathom was created to enter the mass market at a lower price point without damaging the Shark Wheel brand. Wheels will have the same shape, but will say Shark Wheel Jr. on the side of the wheels and/or packaging
- Fathom is currently seeking purchase orders from Dick's Sporting Goods, Walmart China, Toys R Us China and many other retailers around the world
- Most of Fathom's products will be sold outside of the United States
- Selling OEM to various companies 2017
- Selling roller skate wheels through OEM partnerships in specialty stores 2017
- Partnership with KaZAM, another Shark Tank alum. KaZAM placed purchase order of 16,900 Shark Wheels in June 2017
- Sought-after hire, Chad Nelson, runs Fathom

Shark Wheel World Champions









Use of Funds

Shark Wheel Industrial Products

Although there appears to be a countless variety of wheels in the world, many markets overlap. For example, once we finish the development of the ambulance cot wheel we will be able to sign licensing deals for wheelchairs, casters, lawnmowers, hospital beds, strollers and numerous other markets. They all use the same wheel. **Investment funds will immediately be used to accelerate the development of wheels across industries.** The future of the company lies in exploiting our patent into as many markets as possible. This is the primary use of funds. To be more specific, Shark Wheel will change the current model that it uses to bring a wheel to market. Shark Wheel currently signs a term sheet and a prototyping contract with each company to secure prototyping funds. It uses these funds to develop a wheel and send to the company for testing. We have learned that many companies do not have the proper testing facilities and procedures in place to test the wheels in an efficient and timely manner. With the investment funds, Shark Wheel will contract a 3rd party to handle all prototype testing. It will report directly to Shark Wheel and provide scientific and real world data. Shark Wheel will then sign contracts with each company after it is confident that the wheel is ready to enter the market. This gives Shark Wheel the ability to be proactive about its wheel development across industries. It will also greatly expedite the testing phase of each wheel.

Calit2

Calit2, which is an Institute for Science and Innovation located on the University of California, Irvine campus, will be the testing facility for Shark Wheel. The 120,000-square-foot building includes state-of-the-art labs that brings to ... over 100 companies as partners that Calit2 can lev... real world testing. The testing will consist of three phases: machine testing, real world testing, and drafting of a scientific report. Shark Wheel is located 20 minutes away from the Calit2 headquarters, which will make for a streamlined process.

Calit2

Shark Wheel will also use investment money to fund inventory purchases. The purchase of wheels, trucks, decks, and bearings is essential to growing the skateboard ... of the company.

Shark Wheel Strategy - The Domino Effect


SHARK WHEEL
As seen on
Discovery Channel
SHARK TANK

R&D

Shark Wheel has primarily been a Research and Development company since 2014. Entering the skateboarding industry was the 'low-hanging-fruit'. It was a market with a low barrier to entry, a market in which consumers purchased wheels as a standalone item, and a market to act as a proof of concept. Shark Wheel proved the interest in the market and that the wheel is truly high-performance by winning several international competitions. Entering the skateboarding industry was also a way for Shark Wheel to pay the bills early on. Initially, it was a necessity for Shark Wheel to prototype various wheel sizes in different industries. There was much to learn about how a sine wave shaped

Completed Product

Shark Wheel believes that its skateboard wheel, longboard wheel, luggage wheel and pallet jack wheel are finished products. **Shark Wheel plans to extrapolate its current designs to enter other similar industries.** There will not be a need to continue prototyping any further for these congruent uses. For example, now that Shark Wheel completed its luggage wheel, it feels confident it can immediately license its technology to an office chair company without the need for further prototyping. The wheels in these industries are very similar and Shark Wheel plans to sign paperwork with all conceivable industries that would use an approximate 58mm wheel in a similar

Domino Effect

There appears to be countless markets that use a wheel. In fact, there are over 100 products in the industrial sector alone. It is important to note that Shark Wheel *does not need to prototype for each use.* **As explained above, once key wheel sizes and/o configurations are prototy flood gate of markets opens for licensing deals.** It is difficult to forecast Shark Wheel's revenue with any accuracy because licensing deals are expected to fall like dominos once each key wheel size is complete. The initial four wheel configurations are complete and three more are expected to finish by the end of 2017. Additionally, once the public sees the Shark Wheel on the many products

wheel works under load, while swiveling, with different amplitudes and frequencies, and in various sizes and iterations. Shark Wheel had to prove though scientific testing and real-world testing that the shape worked well and using certain factors, outperformed the circular wheel.

configuration. Even industries that scale up or down the size of the wheel in a similar configuration would work as well. Shark Wheel plans to sign licensing deals with scooter companies and other industries that use wheels similar to skateboard wheels. There would be no delay here either, as the design is considered final. No further prototyping is necessary.

The same can be said for pallet jack wheels. Any industrial application that uses a remotely similar wheel is ready for market with a Shark Wheel. The markets are vast in the industrial sector. Once Shark Wheel finishes prototyping its ambulance cot wheel, the market possibilities open up greatly. Dozens of industries use this particular configuration and Shark Wheel plans to exploit the completed design in as many industries as possible, as quickly as possible.

about to reach the market, other companies will move swiftly to add the cutting-edge technology to th product line. **Shark Wheel b is on the precipice of an explosion.**

Chat

Chat

Strategy

Shark Wheel will not have large capital requirements using this strategy. It will primarily be a licensing entity. The following list is a summary of Shark Wheel's strategy moving forward.

Brand

- Skateboarding and roller skating are the only markets that Shark Wheel will build a brand, manufacture and warehouse inventory.

Licensing Agreements

- Shark Wheel will license its technology to the vast majority of industries.
- Shark Wheel will license to companies that have specific testing requirements.
- One example is the ambulance cot company (name withheld for disclosure purposes). They requires high-level medical testing equipment and Shark Wheel will not do any forms of additional testing.
- Markets in which the wheel is assembled at the same

Manufacturing

- Shark Wheel will only manufacture under certain conditions.
- Each company must agree to warehouse Sha manufactured product in order for Shark Wheel to sign a Master Supply Agreement.
- Shark Wheel will not obtain large facilities to warehouse large amounts of inventory.
- Shark Wheel aims to work primarily with #1 or #2 in each market and sign an exclusive agreement.
- Shark Wheel will determine on a case-by-case basis if it is more advantageous to manufacture or license.
- Shark Wheel will arrange terms with the manufacturer so Shark Wheel does not need to float funds for inventory purchases.

Chat

factory as the final product.
- One example is Athalon (name included because **deal is signed**). Luggage is assembled at one factory.
- Industries that do not have a replacement wheel market.
- One example is strollers. Consumers do not replace their stroller wheels.
- Shark Wheel will license its technology to companies

Additional Market Opportunities

Projects on Hold

The following are projects that Shark Wheel has signed terms sheets with/in talks with that have been put on hold until the above projects have been completed:

- *Wagons* - one of the industry leaders.
- *Kayak/Stand Up Paddle Carts* - one of the industry leaders.
- *Office Chairs* - one of the industry leaders.
- *Military Cases/Coolers* - one of the industry leaders.
- *Roller Skates* - one of the industry leaders.
- *Oil/Gas Industry* (Roller Conveyance) - one of the industry leaders.
- *Vacuums* - one of the industry leaders.

Identified Markets

The following are markets that Shark Wheel has identified an advantage in, but currently has no traction.

- Strollers
- Walkers
- Shopping Carts
- Golf Carts
- IV Poles
- Hand Trucks
- ATV Vehicles
- Military Vehicles
- Printers
- Gym Equipment
- Planetary Rovers
- Tricycles
- Toys

Scientific Product Testing







Chat

Test I - San Diego State University

Background

The Shark Wheel has been scientifically tested at the San Diego State University Mechanical Engineering Department.

In apples-to-apples testing, The Shark Wheel **was found to have a 15% longevity and 15% speed advantage.** Also, frictional tests were performed and some of the data is seen below showing a significant advantage compared to a traditional wheel.

Testing Equipment

Tests were performed and the testing rig **(seen above)** was designed and constructed by a team of engineering students at San Diego University, Mechanical Engineering Department. Tests are ongoing through December 2017. The testing rig is currently undergoing upgrades to accommodate larger size wheels.

The dynamic testing outlined in the following report was conducted at approximately 720rpms(17mph).

Test I/A: Rolling Resistance

(Time it takes the motor to reach full speed)

Chat

Shark Wheel VS. Standard Wheel


Drum RPM
sec

Trial 1: Experimental Results
[~700rpm, 45lbs]


Drum RPM
sec

Trial 2: Experimental Results
[~700rpm, 45lbs]


Drum RPM
sec

Trial 3: Experimental Results
[~700rpm, 45lbs]

Test I/B: Rough Surface Rolling Resistance

(Off Road Capabilities)

Chat

Shark Wheel VS. Standard Wheel


Drum RPM
sec

Trial 1: Off Road Cabablities
[~700rpm, 45lbs]


Drum RPM
sec

Trial 2: Off Road Cabablities
[~700rpm, 45lbs]


Drum RPM
sec

Trial 3: Off Road Cabablities
[~700rpm, 45lbs]

Conclusion Test I

At a load of 30lbs the Shark Wheel demonstrated an average of 35.52% less rolling resistance at speeds ranging from 0-650rpms (approx. 15.5mph).

When loaded to 45lbs (per wheel) the Shark Wheel demonstrated 60.92% less rolling resistance. Rolling resistance, also called rolling friction, is an important factor in many industries.

Chat

Test II - Conducted by Major Wheel Manufacturer

Another scientific test done by the largest skateboard wheel manufacturer in the world. They compared Shark Wheel to the leading wheels in the market in an apples-to-apples test. Same diameter, same durometer (hardness), same material.


115%
Rebound Percent
80%
Rebound Standard
77%
Abrasion
7.9%
ABR Standard
10%
Rebound
Standard
77%
Shark Test 3
80%
Shark Test 2
80%
Shark Test 1
80%
70% 72% 74% 76% 78% 80% 82% 84%
Abrasion
12.0% 10.0% 8.0% 6.0% 4.0% 2.0% 0.0%
7.1%
8.1%
8.5%
10%
Shark 1 Shark 2 Shark 3 Standard
Shark 1
Shark 2
Shark 3

Chat

Rebound Test Percentage

Item	Rebound
Shark Test 1	80%
Shark Test 2	80%
Shark Test 3	80%
Standard	77%
Total	80%

70mm Rebound Standards

Item	Amount
Freeride	75.0%
Slide	78.0%
Race	78.5%
Standard	77.0%
AVE	77.1%

Shark Abrasion Test

Item	Amount	Per CP
Shark 1	7.1%	2%
Shark 2	8.1%	3%
Shark 3	8.5%	3%
Standard	10%	10%
AVE	7.9%	


Formula Standards
Rebound
Standard
Race
Slide
Freeride
Series1
72.0% 74.0% 76.0% 78.0% 80.0%

Conclusion Test II

The Shark Wheel showed a **15% rebound advantage**. Rebound translates directly to speed. In the abrasion resistance test, Shark Wheel demonstrated a significant advantage as well. The lower the number in the abrasion resistance graph, the better it performed.

Additional Testing

Chat

In separate testing at a Canadian test facility, the Shark Wheel exhibited a **longevity/wear advantage**.

Tests performed by the German tv show, Galileo (similar to the Discovery Channel), found advantages in rolling resistance and off-road performance. The episode aired in December 2016.

Notable Milestones & Accomplishments





Media

- Aired on the most watched season finale in Shark Tank's history. Over 10 million Shark Tank viewers to date.
- Aired on Discovery Channel.
- Recently filmed and aired on Galileo TV in December 2016 (Discovery Channel of Germany).
- Filmed tv show, Xploration, airs between September and December 2017 on FOX.

Intellectual Property

- Created a mold that works in the same time frame and costs the same as any other wheel
- Patent filed in 30+ countries for the wheel.
- Patent filed for the mold.
- Trademark issued for Shark Wheel (for skateboard and roller skate wheels) in the United States and filed in China.
- Trademarks issued in United States for multiple industries (including lawn and garden, wheelchairs, ambulance stretcher, forklifts, pallet jacks, hospital beds, etc).

Miscellaneous

- Averages close to 90,000 www.SharkWheel.com page views per month in peak season. 18-24 largest demographic.
- Secured investments at $10 million valuation over 2 years ago.
- Secured investment from our law firm Wilson (Google, LinkedIn, Tesla, etc.). They are of the largest law firms in the country and rarely invest in their clients.
- Scientifically proven performance advantages. Friction, speed, longevity.
- Paid for over $100,000 worth of wheel molds that have already been amortized.
- Secured a combo space (offices, warehouse, showroom).
- Built an extensive database of over 25,000 active email subscribers.
- Created a prototyping division that secures signed prototyping contracts from major companies.
- Won a FedEx small business grant (1 of 10 co in the United States). FedEx has released two

Chat

Partners

- In talks with over 10 major companies to put Shark Wheels on their products. Development deals, term sheets signed, licensing agreement signed.
- Partnered with KaZAM, another Shark Tank alum, to create youth skateboards for the sporting goods industry. Skateboards reach the market in August 2017 under the Shark Wheel Jr. name. Initial test order is for 16,900 Shark Wheels.

FedEx-Shark Wheel commercials with over 1 million views. Third online commercial just launched soon. All videos can be seen above.

- Hundreds of 5 star reviews across Amazon for Shark Wheel's skateboard line.
- Created a tremendous buzz in the longboarding/skateboarding industry.
- Won multiple international skateboarding/longboarding competitions.
- Secured numerous international distributors.

Company History

Chat

The Shark Wheel was invented by David Patrick. The sine wave shape was a repeating pattern that David discovered all throughout nature and is nature's preferred choice of motion. The sine wave can be seen in how snakes slither, fish and sharks swim, how the planets rotate around the sun, and even how humans walk with an alternating gait. The Shark Wheel name came from the wheel's identical shape to a shark's jaw (picture seen near top of campaign).

Shark Wheel launched through a Kickstarter campaign in June of 2013. Shark Wheel's fundraising goal of $10,000 was reached in 72hrs, finishing with $79,300 in a 30 day run. After the successful campaign, it took the company 7 months to solve the molding issues that prevented mass production. It was one thing to reinvent the wheel, then the company had to reinvent the mold, which is now patent pending.

Shark Wheel is able to pay the same price per wheel as any other wheel company. There is no price penalty or time penalty for any company choosing to use Shark Wheel products. For a company to violate Shark Wheel's patent and produce Shark Wheels in mass production successfully would be a massive undertaking that would prevent any copycat manufacturers.

Patents and Trademarks

Shark Wheel is patent pending in multiple countries including the United States. Investment funds will be used to continue to strengthen the existing patent. Funds will also be used to file more patents for new innovations and iterations. The inventor and CTO, David Patrick, already has next-generation versions of the Shark Wheel ready to be patented. Before prototyping and release, the first course of action would be filing a patent to achieve a patent pending status. Shark Wheel version 2.0 patent will be filed with investment funds. Pictures are not available at this time, as version 2.0 pictures released publicly before the filing date would violate the right to patent.

Chat

Shark Wheel already has one issued trademark in the United States for skateboard and roller skate wheels. Other trademarks are pending in many industries including forklifts, pallet jacks, medical equipment, wheelchairs and others.

Shiver Product Line 2017


Blueswirl
Dropdown
The Turaga
Pintail Longboard
Daydreamer
Dropdown
Dakuwaqa
Pintail Longboard
OceanWave
Cruiser Skateboard
The Kadavu
Cruiser Skateboard


Kraken
Komoyo
Cruiser
Frenzy
Pintail Longboard
Dakuwaqa
DropThrough



Chat

Social Media

Instagram

www.instagram.com/sharkwheel



Facebook

www.facebook.com/sharkwheel



Shark Wheel LLC Formed

David Patrick discovers sine waves are nature's preferred choice of motion and turns into a wheel. Company is formed with a Kickstarter campaign that will release within 9 months.

Shark Wheel Raises 800% of goal on Kickstarter

$79,300 raised by 1,094 backers in a shortened 30 day campaign.

Shark Wheel Officially in the Market

Shark Wheel ships its first packages out of the door of its offices in Lake Forest, California. Technically in the market for the first time in the skateboarding industry.

Shark Wheel wins FedEx Nationwide Grant

Shark Wheel 1 of 10 companies in the United States to win the FedEx Small Business Grant. Shark Wheel's David Patrick and Zack Fleishman are flown out to FedEx's headquarters in Memphis, Tennessee.

FedEx Online Commercials

FedEx flies a crew of 7 people to film Shark Wheel for the week. Two online Youtube videos are created, one with over 1 million views.

FedEx Online New Commercial

FedEx releases new online ad: https://www.youtube.com/watch?v=llzHrZFmu-Q

Sky Valet Luggage Kickstarter

The Luggage Kickstarter has already filmed and will be ... The ... s GPS tracking, magnetic openings, a built-in scale, built in USB ports, and Shark Wheels.

October 24, 2012 · November 2012 · June 2, 2013 · September 2013 · May 2014 · September 2014 · April 2015 · May 2015 · May 2016 · 2016 · April 2017 · May 2 · Summer 2017

Shark Wheel files patent

Shark Wheel files patent shortly after forming Shark Wheel LLC. David Patrick is the inventor and assigns the patent to Shark Wheel LLC.

Shark Wheel on the Discovery Channel

After a successful Kickstarter campaign, the Discovery Channel's Daily Planet comes out to film Sh... Wheel for an ...de.

Shark Tank

Shark Wheel films on Shark Tank. It will be 8 months before the episode airs.

Shark Wheel Airs on the Season Finale of Season 6

Shark Wheel's David Patrick (CTO) and Zack Fleishman (COO) accept a deal with Mark Cuban, Kevin O'Leary (Mr. ...ick

Shark Wheel signs luggage licensing deal

Shark Wheel signs licensing deal with Athalon. Athalon owns licenses for Harley Davidson, Samsonite and Sky Valet in the luggage/golf equipment/travel bag industry.

Xploration: Nature Knows Best tv show on Fox

Filming completed May 2017, air date between September-December 2017. The tv show centers around biomimicry, showing inventions that relate to nature.

In the P

SHOW MORE

Meet the Founders



Gary Fleishman

CEO

Former Vice President at Coldwell Banker, 35 years experience running businesses. Gary's management experience and business expertise in running companies for over 35 years serves Shark Wheel's vision of a professionally structured company that looks to establish itself as a major player in the energy industry. Gary has served as the Senior Vice-President and Regional Manager for the world's largest real estate company, Coldwell Banker. He is a well-established business guru that has developed real estate offices into number one producers. He has also been a successful concert promoter holding major events at the Hollywood Bowl. Gary is a self-made success as a real estate office manager as well as business course designer and motivational speaker. He also developed the first NFL independent website for the then L.A. Raiders football team over 15 years ago. As the manager of the Palos Verdes Estates, Malaga Cove Coldwell Banker, Gary has worked at Coldwell Banker for over 20 years (1997). Gary is a leader of companies and has been for decades. Gary is the original financier of Shark Wheel and is committed to exceeding the company's potential. Gary is involved in all Shark Wheel negotiations and business dealings. Bachelors degree in recreation (1968) and masters in special education (1972) and minor in psychology at



David Patrick

Chief Technology Officer

Inventor of the Shark Wheel on his third startup company. First two companies sold for multi-million dollar deals. David serves as the Chief Technology Officer at Shark Wheel. He is a one-of-a-kind inventor and discovered a fundamental shape inherent in Nature's motions. David believes in the phrase 'innovate, never imitate' and he is constantly in development on various wheel applications and improving the existing design for new generations of release. Shark Wheel is David's third startup company. His first company, California Capital, became the #2 mortgage company in the State of California, grossing $800,000 per month. David was the founder and worked there from 1991-1997. The software that he designed to run his company was light years ahead of his competitors. His second business, Provantedge, was selling the software he originally created at California Capital. He sold his advanced software to companies including Boeing and Ford. His software is still in use today. David was the founder at Provantedge and worked there from 1197-2203. David also served as inventor and CTO at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012. Attended Orange Coast College with an engineering focus.



Zack Fleishman

Chief Operating Officer

Third startup company as Chief Ope[illegible] Officer. Pro tennis player for 10 years. Handles day-to-day operations for Shark Wheel. Zack brings tremendous strength to the Shark Wheel management team. Ranked #11 in the United States on the ATP Professional Tennis Tour, he proved that he is no stranger to hard work, sacrifice, and success. Having been a professional athlete for over ten years (2000-2011 with 4 injury-riddled seasons) instilled in Zack a tremendous work ethic and attention to detail. While on the ATP Tour, Zack started his own company, Z Management, which turned into one of the most successful tennis instruction businesses in Southern California. Z Management has created junior champions, adult champions and has secured many scholarships to various universities. Zack began by getting Shark Wheel into the Los Angeles Cleantech Incubator as one [illegible] resident portfolio companies. It was [illegible] that Zack chose to launch a Kickstarter campaign (2013) to bring the Shark Wheel idea to the masses. Zack also served as Chief Operating Offices at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012. Attended UCLA with business and economics major.

LA State University (now CSULA).

And the Rest of the Team



George Wong

CFO

Created numerous startups. A wealth of knowledge in financials, sourcing, and strategies. From 1975 through 1983, George Wong was a member of the advisory board to the California Senate Select Committee on Small Business Enterprises. His expertise led to tax-friendly and capital formation breaks for companies involved in the then-emerging solar energy industry. From 1988 through 1994, Mr. Wong's consulting clients included General Motors' Allison Gas Turbine division, which is now a unit of Rolls Royce. Simultaneously, George was the Vice President of Operations at the Legal Information Technology Group in Los Angeles. The process changes, retraining, and automation increased productivity 35%. George earned his bachelor's degree in Aerospace Engineering at the Vertibi School of Engineering, and an MBA from the Marshall School, both at the University of Southern California. George handles all financial-related activities and is heavily involved in strategic sourcing in China.



Pedro Valdez

Chief Engineer

Expert mold maker, head of engineering. Pedro Valdez is Shark Wheel's secret weapon. He is the most sought after Hollywood mold-maker, as he is called into nearly every major film to produce intricate superhero costumes, monster faces, and intricate molds. He is a two-time Emmy award winning makeup effects artist and his credits include Ironman, Batman, Independence Day, Star Trek, Stargate, Pirates of the Caribbean, Spiderman, Grey's Anatomy, Nip/Tuck and dozens of other films and tv shows. Currently, Pedro builds all of Shark Wheel molds and is the head of the prototyping division. He was the lead engineer on reinventing the mold for Shark Wheel to go into mass production. Shark Wheel subsequently filed a patent for the molding process he was integral in developing. Pedro is an extremely talented artist and engineer and helps collaborate on future generations of Shark Wheel products.



Chris Patrick

Distribution - Skateboard Division

Head of Shark Wheel Sales and Account Management Chris has over 25 years of account management with an extensive sales background. He has worked for several multi-billion dollar companies as well as ran his own successful referral network over the last 10 years. Chris has managed dozens of sales teams as well as operations for large bank and real estate companies and has a proven track record of success. Chris prides himself on a flawless record of customer service and customer satisfaction. At Shark Wheel, Chris oversees global distribution accounts. He has strategically inked exclusive and non-exclusive deals with international wholesalers, sending as few as 10 sets of wheels to retail shops and as many as 960 sets (full pallet) to distributors. Chris prepares shipments, sends order forms, coordinates logistics, and has many Skype phone calls with prospective and existing buyers. With Chris' pedigree in sales and closing deals, he will help Shark Wheel grow quickly around the world.



Chad Nelson

Sales-Mass Market

China sourcing, mass market retailers, specialty stores Chad has been hired to run the Fathom brand, which is a mass market extension of Shark Wheel. Chad has a wealth of experience with product and brand development working for Toys R Us, Cannondale, Harley Davidson, and Diadora just to name a few. His connecti... mass market reta... distributors, and Asian manufacturer sourcing is second to none. Chad has already begun Shark Wheel production in Asia with buyers lined up including Dick's Sporting Goods, 858, Toys R Us, KaZAM, and Walmart.



Steven Maizes

Advisor

Steven works hand-in-hand with the Shark Wheel management team on a wide variety of business development topics including: product distribution, licensing deals, contract negotiations, marketing, financing opportunities and overall global company strategy. Steven was an All-American basketball player at Wesleyan University and graduated with honors from Yale Law School. Steven has run numerous successful businesses and is one of the foremost experts in the country on real estate financing. He fully expects Shark Wheel will be a billion company in the near future.



Nicole Ifcher

Advisor

Highly motivated and innovative Anderson MBA marketing leader with 15+ yrs experience in consumer products including health & beauty, social media and international assignments. Proven record of driving superior results for global brands & turnaround businesses through motivating diverse sets of teams and influencing key stakeholders. Nicole also lead a $3 Billion protein drink portfolio comprising over 40% of company sales, exceeding +20% growth over prior year. She has worked for multi-billion dollar companies creating marketing plans and budgets and is a welcome consultant to the Shark Wheel Team. She brings creative ideas on how to reach a younger demographic and how to appeal to our core customers with innovative marketing campaigns.



Professor Mark Alpert

Advisor

Professor Alpert's current position is Foley's Professorship in Retailing, Department of Marketing Administration, Graduate School of Business, The University of Texas at Austin. His business accolades are many and his education includes: B.S., Massachusetts Institute of Technology, 1964. Major: Industrial Management; minor: Mathematics. M.B.A., University of Southern California, 1965. Major: Marketing. M.S., University of Southern California, 1967. Major: Quantitative Business Analysis. D.B.A., University of Southern California, 1968. Major: Marketing; Minors: Economic Theory and Business Economics, Management Theory, Quantitative Business Analysis. Professor Alpert has been featured in dozens of academic books, published a similar number of times and is truly an expert in his field.



Eddie Fazekas

Graphic Design

Graphic Designer with 20 Years of Experience Masters degree in Computer Science, Masters degree in Leadershi Management Expert modeling and visualization Eddie is a great asset to the Shark Wheel team. His relentless determination to deliver world-class quality work defines Shark Wheel's commitment to excellence. Eddie has a wide array of talents including website design, coding, wireframing, animations, 3d visualizations, packaging, video editing, and much more. "I believe in what we do at Shark Wheel and know it will transform many industries. It feels great being part of a young, energetic and friendly team, that encourages innovation, thinking and revolutionary ide



Tim Giusti

eCommerce and Digital Marketing

*eCommerce and digital marketing, specializing in SEO/SEM, PPC, email, social and analytics. Director of eCommerce and online operations at multi-billion dollar company. Work experience includes major companies such as Apple, Cisco, E*Trade, and others. Masters degree in marketing and finance. Newest addition to the Shark Wheel team.*

Offering Summary

Maximum 100,000 units ($100,000)

Minimum 10,000 units ($10,000)

Company	Shark Wheel
Corporate Address	22600 Lambert St. #704, Lake Forest, CA 92630
Description of Business	Reinvention of the wheel. Numerous industries.
Type of Security Offered	Shares offered in the form of units persuant to LLC structure.
Purchase Price of Security Offered	$1/share
Minimum Investment Amount (per investor)	$250

Chat

Perks

$250+ 25% off anything on SharkWheel.com up to $1,000 in purchases

$1,000+ 50% off anything on SharkWheel.com up to $1,000 in purchases

$1,500+ Free set of skateboard or longboard wheels on SharkWheel.com

$2,500+ Free skateboard or longboard on SharkWheel.com

$7,500+ Free custom skateboard or longboard with inventor's signature

$10,000+ If you invest $10,000, you will receive all of the above including a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Location in Lake Forest California. Lodging and transportation not included.

Chat

Irregular Use of Proceeds

Shark Wheel might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary, as well as independent contract payments; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings